00
9/13/13

RECEIVED SECURI  ISSION

2013 AUG 28 PM 2:49

SEC / TM

13025771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/12___ AND ENDING ___06/30/13___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2610 Lake Cook Road

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

Riverwoods	*Illinois*	*60015*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARLOS LEGASPY   **(224)-632-4700**
                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP

(Name – of individual, state last, first, middle name)

175 West Jackson Boulevard	**Chicago**	IL	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

00
9/27/13

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2013**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report Pursuant to U.S. Securities and Exchange
Commission Rule 17a-5 and Report of Independent
Registered Public Accounting Firm

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)

June 30, 2013

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements	
Statement of financial condition	5
Statement of operations	6
Statement of changes in stockholder's equity	7
Statement of cash flows	8
Notes to financial statements	9
Supplementary Information	
Computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission	14
Statement regarding Rule 15c3-3 of the U.S. Securities and Exchange Commission	15
Independent Registered Public Accounting Firm's supplementary report on internal control	16

GrantThornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

We have audited the accompanying financial statements of Insight Securities, Inc. (formerly known as Horwitz & Associates, Inc.) (the Company), a wholly owned subsidiary of Raffaello, Inc., which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant



accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insight Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on pages 14 and 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Chicago, Illinois
August 22, 2013

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
STATEMENT OF FINANCIAL CONDITION
June 30, 2013

ASSETS

Cash and cash equivalents	$ 968,932
Due from clearing broker	196,853
Other assets	79,842
TOTAL ASSETS	**$1,245,627**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 660,274

STOCKHOLDER'S EQUITY

Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	365,500
Retained earnings	382,616
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	585,353
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$1,245,627**

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
STATEMENT OF OPERATIONS
Year ended June 30, 2013

Revenue	
Commissions	
Agency and principal commissions	$ 6,476,537
Option commissions	776,573
Mutual funds	565,581
Insurance	692,037
Interest and dividends	135,559
Investment advisory fees	1,383,509
Realized gain	13,969
Total revenue	10,043,765
Operating expenses	
Broker and employee compensation	7,015,292
Brokerage clearing	915,392
Occupancy and other office expenses	1,085,547
Communications	206,259
Taxes, other than income taxes	113,855
Other	869,345
Total operating expenses	10,205,690
Loss before income taxes	(161,925)
Provision for income taxes	2,355
NET LOSS	$ (164,280)

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2013

	Common stock		Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
	Class A Voting	Class B Non-voting				
Balance at June 30, 2012	$33,000	$102,597	$ 65,500	$ 546,896	$(298,360)	$ 449,633
Additional paid-in capital	-	-	300,000	-	-	300,000
Net loss	-	-	-	(164,280)	-	(164,280)
Balance at June 30, 2013	$33,000	$102,597	$365,500	$ 382,616	$(298,360)	$ 585,353

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
STATEMENT OF CASH FLOWS
Year ended June 30, 2013

Cash flows from operating activities	
Net loss	$(164,280)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Investments at fair value	196,498
Due from clearing broker	24,185
Other assets	49,373
Accounts payable and accrued expenses	88,363
Total adjustments to reconcile net loss to net cash provided by operating activities	358,419
Net cash provided by operating activities	194,139
Cash flows from financing activities	
Capital contributions	300,000
Net cash provided by financing activities	300,000
Net increase in cash and cash equivalents	494,139
Cash and cash equivalents at beginning of year	474,793
Cash and cash equivalents at end of year	$ 968,932
Supplemental cash flow information	
Cash paid for income taxes	$ 2,355

The accompanying notes are an integral part of this statement.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
NOTES TO FINANCIAL STATEMENTS
June 30, 2013

NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (formerly known as Horwitz & Associates, Inc.) (the Company), a wholly owned subsidiary of Raffaello, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Parent Company was sold to Intelligentics, Inc. on December 20, 2012.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 16 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, Massachusetts, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with clearing brokers. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Insurance commissions are recognized after review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder. Unrealized gains or losses are recognized as the differences between cost and fair value of securities positions.

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2013

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2013, the net capital ratio was 1.31 to 1 and the net capital was $505,311, which was $405,311 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following at June 30, 2013:

Accrued commissions	$484,025
Due to clearing broker	42,313
Other	133,936
Total	$660,274

NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
June 30, 2013

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2013, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2013, were not significant.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2010, 2011 and 2012 tax positions, all open tax years. As of June 30, 2013, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2013. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2013, was $95,550, and is included within other operating expenses.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2013, was $141,245, and is included within occupancy and other office expenses on the accompanying statement of operations.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing brokers, the Company has agreed to (1) indemnify and hold the clearing brokers harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the brokers of cash and/or securities of not less than $150,000, $100,000 and $200,000, respectively. Accordingly, the Company is subject to credit risk if the clearing brokers are unable to repay the balance on their accounts.

Financial Instruments with Off-balance Sheet Risk

This agreement provides the clearing brokers with a lien upon all cash and cash equivalents, securities and receivables held by the clearing brokers. These liens secure the liabilities and obligations of the Company to the clearing brokers.

At June 30, 2013, the Company had cash of $219,356 on deposit with one of the clearing brokers, $100,000 of cash with a second clearing broker and $200,052 of cash with a third clearing broker. These balances are included within cash and cash equivalents and investments on the accompanying statement of financial condition.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing brokers act as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2013.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

NOTE H - SUBSEQUENT EVENTS

On July 1, 2013, the Parent Company merged with Intelligentics, Inc., and Intelligentics, Inc. became the surviving company.

Company management has determined that no additional material events or transactions occurred subsequent to June 30, 2013 and through August 22, 2013, the date Company's financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

Stockholder's equity	$585,353
Non-allowable assets	
Other assets	79,842
Petty cash fund	200
Total non-allowable assets	80,042
Net capital	$505,311
Capital requirements	
Minimum net capital	$100,000
Net capital in excess of requirement	405,311
Net capital, as above	$505,311
Ratio of aggregate indebtedness to net capital	1.31
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$660,274

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2013.

Insight Securities, Inc.
(formerly known as Horwitz & Associates, Inc.)
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2013

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.


GrantThornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S
SUPPLEMENTARY REPORT ON INTERNAL CONTROL**

Board of Directors
Insight Securities, Inc.

In planning and performing our audit of the financial statements of Insight Securities, Inc. (formerly known as Horwitz & Associates, Inc.) (the Company), a wholly owned subsidiary of Raffaello, Inc., as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd


Grant Thornton

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's annual financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd



This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 22, 2013


GrantThornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Insight Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Insight Securities, Inc. (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries posted to the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the Company did not have any adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 22, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended   June 30   , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 016247   FINRA   JUN
> INSIGHT SECURITIES, INC.
> 2610 LAKE COOK RD. STE 190
> RIVERWOODS, IL 60015-5710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) .... $_____20,769_____

   B. Less payment made with SIPC-6 filed (exclude interest) .... (_____10,369_____)
       01/31/2013
       _____
       Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ..... $_____10,400_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) .... $_____10,400_____

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INSIGHT SECURITIES, INC.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __24__ day of __JULY_____, 20 __13__ .

VICE-PRESIDENT
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JULY 1__, 20 _12_
and ending __JUNE 30__, 20 _13_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,043,631

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions _____10,043,631_____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____692,037_____

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____915,392_____

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. _____74,290_____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____10,596_____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____43,573_____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions _____1,735,888_____

2d. SIPC Net Operating Revenues	$ 8,307,743
2e. General Assessment @ .0025	$ 20,769

(to page 1, line 2.A.)

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